UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2023

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F             X                             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                                 No                 X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                                 No                 X

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Exchange legislation, hereby files

OTHER RELEVANT INFORMATION

BBVA, pursuant to the Corporate Enterprises Act, sends the full text of the Notice of Meeting of BBVA’s Annual General Shareholders’ Meeting, to be held in Bilbao, at Palacio Euskalduna, avenida Abandoibarra number 4, foreseeably on 17 March 2023, at second call, which has been published today in the daily press and on BBVA’s website (www.bbva.com).

In addition, the full texts of the proposed resolutions are enclosed herewith.

The reports on the items of the agenda that require them and the remaining documents related to the Annual General Meeting are available on BBVA’s website (www.bbva.com).

Madrid, 14 February 2023

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

ANNUAL GENERAL SHAREHOLDERS’ MEETING

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

BILBAO, MARCH 17, 2023

CALL NOTICE

The Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A. (hereinafter, the Company, BBVA or the Bank), at its meeting held on February 9, 2023, has agreed to call the Company’s Annual General Shareholders’ Meeting, which will be held in Bilbao, at Palacio Euskalduna, 4 Avenida Abandoibarra, on March 16, 2023, at 12:00 pm, on first call, and on March 17, 2023, at the same location and time, on second call, in accordance with the following:

AGENDA

ONE.- Annual financial statements, allocation of results and corporate management:

1.1.	Approval of the annual financial statements and management reports of Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated Group for the financial year ended 31 December 2022.

1.2.	Approval of the non-financial information report of Banco Bilbao Vizcaya Argentaria, S.A. and that of its consolidated Group for the financial year ended 31 December 2022.

1.3.	Approval of the allocation of results for the 2022 financial year.

1.4.	Approval of the corporate management during the 2022 financial year.

TWO.- Adoption of the following resolutions on the re-election and appointment of members to the Board of Directors:

2.1.	Re-election of Raúl Catarino Galamba de Oliveira.

2.2.	Re-election of Lourdes Máiz Carro.

2.3.	Re-election of Ana Leonor Revenga Shanklin.

2.4.	Re-election of Carlos Vicente Salazar Lomelín.

2.5.	Appointment of Sonia Lilia Dulá.

Pursuant to paragraph 2 of article 34 of the Bylaws, determination of the number of directors in the number resulting from the resolutions adopted under this item of the Agenda, which will be reported to the Annual General Meeting for all due effects.

THREE.- Approval of the reduction of the share capital of the Bank, in up to a maximum amount of 10% of the share capital as of the date of the resolution, through the redemption of own shares purchased for the purpose of being redeemed, delegating to the Board of Directors the implementation of the share capital reduction, totally or partially, on one or more occasions.

FOUR.- Approval of the Remuneration Policy for Directors of Banco Bilbao Vizcaya Argentaria, S.A., and the maximum number of shares to be delivered, as the case may be, as a result of its implementation.

FIVE.- Approval of a maximum level of variable remuneration of up to 200% of the fixed component of the total remuneration for a certain group of employees whose professional activities have a significant impact on Banco Bilbao Vizcaya Argentaria, S.A.’s or on its Group’s risk profile.

SIX.- Delegation of powers to the Board of Directors, with the authority to substitute, in order to formalise, amend, interpret and execute the resolutions adopted by the Annual General Meeting.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

SEVEN.- Consultative vote on the Annual Report on the Remuneration of Directors of Banco Bilbao Vizcaya Argentaria, S.A.

* * * * * *

SUPPLEMENT TO THE CALLING AND PRESENTATION OF PROPOSED RESOLUTIONS

Pursuant to the Corporate Enterprises Act, shareholders representing, at least, three percent of the share capital may: (i) request the publication of a supplement to the calling of the Meeting, including one or more items on the agenda, provided that the new items are accompanied by substantiation or, as appropriate, a substantiated proposed resolution; and (ii) submit substantiated proposed resolutions on matters already included or that should be included on the agenda.

These rights must be exercised by duly certified notice to the Company, which must be received at the registered office, at Plaza de San Nicolás, 4, 48005, Bilbao, within five days following publication of this calling.

ATTENDANCE

Pursuant to the Company’s Bylaws, holders of 500 or more shares are entitled to attend the General Meeting when these shares are on record in the corresponding accounting register at least five days before the scheduled date of the General Meeting.

As the Annual General Meeting is likely to be held on second call, pursuant to Article 517 of the Corporate Enterprises Act, shareholders must have shares registered in their name no later than March 12, 2023, in order to be able to participate in and vote at the Meeting.

The Company will issue a personalized attendance card indicating the number of shares held to each shareholder entitled to attend who so requires it, giving them access to the venue where the General Meeting is to be held. Requests may be sent to the Shareholder Office, or made via the Company’s corporate website (www.bbva.com) or at any BBVA branch in Spain.

Holders of a lower number of shares may group together to reach or exceed the required number, and name a representative. To do this, shareholders must request the corresponding group card, available at any BBVA branch in Spain.

In order to confirm the identity of shareholders, or their valid proxies, on entering the venue where the General Meeting is to be held, attendees will be asked to present their attendance card, documents verifying their status as proxy, where applicable, and their Spanish national identity document or any other official document generally accepted for such purposes.

REMOTE ATTENDANCE

The Company has agreed that, in accordance with Article 21 of its Company’s Bylaws, attendance to the General Meeting may also take place via remote means.

Remote attendance will take place through the Remote Attendance Portal, accessible via the Company’s corporate website (www.bbva.com) and online banking website (www.bbva.es), in accordance with the timeframes and in the format described below. It is envisaged that the General Meeting will be broadcasted live on the Company’s corporate website (www.bbva.com).

In order to verify the identity of the attendees at the General Meeting, and to guarantee that shareholders can properly exercise their rights, shareholders—or their valid proxies—who wish to attend the General Meeting remotely (hereinafter, remote attendees) must register and confirm their identity—and that of their proxy, where applicable—on the Remote Attendance Portal prior to the start of the Meeting (hereinafter, the Accreditation process), as follows:

a)

Remote attendees who are BBVA electronic banking users (who have a multichannel contract with the Bank) may confirm their identity on the bank’s online banking website (www.bbva.es) and entering the same credentials they use to log on to the website (www.bbva.es); and use the online banking features.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

b)

Remote attendees who are not users of BBVA electronic banking may confirm their identity on the Bank’s corporate website (www.bbva.com), under section “2023 General Meeting/Remote Attendance”, making use of their Electronic National Identity Document (DNIe) or their digital certificate for natural persons issued by the Royal Mint of Spain (Fábrica Nacional de Moneda y Timbre-Real Casa de la Moneda — FNMT-RCM) or, in the case of a legal person, their current and valid electronic certificate of legal person proxy.

The Accreditation Process via Remote Attendance Portal will be enabled on March 3, 2023, and will be closed at 11:00 am on the day on which the General Meeting is held. However, to ensure the correct processing of the supporting documentation verifying their identity and legitimacy, it is recommended that all shareholders—or their proxies—who wish to attend using remote technologies complete the Accreditation process sufficiently in advance, with it being recommendable to do so no later than March 16, 2023.

In order for the General Meeting to take place in an orderly manner and for the proper management of the remote attendance, once the Accreditation process is completed in due time and form, remote attendees must access the Remote Attendance Portal between 9:00 am and 11:30 am on the scheduled day of the Meeting, as follows:

a)	using the online banking website (www.bbva.es) for remote attendees who are BBVA electronic banking users, entering their online banking password;

b)

via the Bank’s corporate website (www.bbva.com), under section ”2023 General Meeting/Remote Attendance” for remote attendees who are not BBVA electronic banking users, using the credentials generated in the Accreditation Process.

Only remote attendees who have completed the Accreditation process in due time and form and have accessed the Remote Attendance Portal between the indicated times may exercise their rights remotely on the day of the General Meeting.

Remote attendees who, in exercise of the shareholder rights provided for in the Corporate Enterprises Act, wish to request any information or clarification which they deem necessary in relation to items on the agenda, publicly available information that the Company has submitted to the National Securities Market Commission since the last General Meeting, or in connection with the auditor’s report; or who wish to submit written proposals under the terms of, and in accordance with, the Corporate Enterprises Act, may do so through the Remote Attendance Portal, on the scheduled day of the General Meeting from 9:00 am until the General Secretary finishes reading (complete or summarized) the proposed resolutions submitted to the General Meeting.

In accordance with the provisions of the Corporate Enterprises Act, valid requests for information or clarification submitted by remote attendees will be answered by the Meeting Panel during the meeting, or in writing within seven days of the General Meeting taking place.

Remote attendees’ right to vote shall be exercised through the Remote Attendance Portal and in accordance with the provisions of the Bank’s General Meeting Regulations. Remote attendees will be able to vote on the proposed resolutions on the agenda items from the moment they access the Remote Attendance Portal, on the day on which the Meeting is held, until the General Meeting Panel declares the Meeting to be over. The vote on proposed resolutions which, by legal mandate, do not need to be included on the Meeting’s agenda and must be put to a vote, shall take place once these proposals are read out by the General Meeting Panel.

For any matters not explicitly covered in this call notice, remote attendance at the General Meeting will be subject to the provisions set out in the General Meeting Regulations and to the rules set out on the Company’s corporate website (www.bbva.com), on the “2023 Annual General Meeting/Remote Attendance” section.

In any event, shareholders’ physical attendance will nullify any actions carried out remotely via the Remote Attendance Portal.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

REMOTE VOTING AND PROXIES PRIOR TO THE MEETING

Those shareholders who do not wish to attend the General Meeting in person can submit their vote or proxy by written or remote means, prior to the General Meeting being held, as indicated below.

REMOTE VOTING AND PROXIES

Shareholders can exercise their voting and proxy delegation rights remotely via the participation applications rolled out on the Bank’s corporate website (www.bbva.com), the online banking website (www.bbva.es) or the most up-to-date version of the mobile banking application BBVA España (hereinafter, the BBVA España app), which is available free of charge at the Play Store and App Store.

In order to prove their identity, and to guarantee the proper exercise of their rights, shareholders who wish to vote or delegate a proxy remotely must register and confirm their identity in the following way:

a)

Shareholders who use BBVA electronic banking can confirm their identity to vote or delegate a proxy remotely, by entering the passcode they use to access and carry out transactions in the online banking website (www.bbva.es) or the BBVA España app.

b)

Shareholders who do not use BBVA electronic banking and shareholders who are legal persons, through their valid proxy, can verify their identity to vote or delegate a proxy remotely through the use of their Electronic National Identity Document (DNIe) or their digital certificate for natural persons issued by the Royal Mint of Spain (Fábrica Nacional de Moneda y Timbre-Real Casa de la Moneda — FNMT-RCM) or, in the case of a legal person, their current and valid electronic certificate of legal person proxy.

Shareholders may exercise their voting and delegation rights remotely, prior to the General Meeting, from February 20, 2023 until 12:00 pm on the day before the General Shareholders’ Meeting is held on first call, i.e. 12:00 pm on March 15, 2023, as follows:

a)	for shareholders who use BBVA electronic banking, through the online banking website (www.bbva.es) or the BBVA España app; and

b)

for shareholders who do not use BBVA electronic banking and shareholders who are legal persons, via the “2023 Annual General Meeting/Electronic Vote and Proxy” section of the Company’s corporate website (www.bbva.com).

In both cases, shareholders must fill in the relevant forms and follow the instructions provided in each case in order to exercise each of these rights.

All information relating to remote voting and/or delegation of proxies will be available on the “2023 General Meeting” section of the Company’s corporate website (www.bbva.com).

WRITTEN VOTING AND PROXIES

Shareholders who do not wish to attend the General Meeting in person, can also remotely cast their vote or submit a proxy delegation in writing, using the voting or delegation form included on the attendance card, which can be requested and submitted at any BBVA branch in Spain.

Shareholders wishing to vote by post may apply to the Company, as from the date of publication of this call notice for the General Meeting, through the Shareholder Office or at any BBVA branch in Spain, requesting the issue of the relevant document for postal voting in their name. Once completed according to its instructions and within the deadlines established, it must be sent by registered post with acknowledgment of receipt to the Shareholder Office at calle Azul 4, 28050 Madrid, to be processed and counted.

In order to be processed, remotely cast votes must be received, at least, 24 hours prior to the scheduled date of the General Meeting on first call. Any votes that arrive after this time will not be counted.

Any shareholder entitled to attend may be represented at the General Meeting by another person, who need not necessarily be a shareholder. Representation will be conferred using the delegation form included on the attendance card.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

In any case, shareholders must fill in the relevant forms and follow the instructions printed on the attendance card in order to exercise each of these rights.

REVOCATION OF VOTE OR PROXY

Shareholders’ personal or remote attendance at the General Meeting will revoke any vote or proxy previously submitted.

Additionally, proxies may be revoked at any time by the same means used to delegate them.

RIGHT TO INFORMATION

Shareholders may request, up to five days before the scheduled date of the General Meeting, that directors provide any information or clarifications that they may deem necessary, or submit written queries regarding items on the agenda, information accessible to the public as provided by the Company to the National Securities Market Commission since the previous General Meeting and regarding the auditor’s report.

Shareholders wishing to exercise their right to information may do so in writing, addressing their correspondence to the Shareholder Office at calle Azul 4, 28050 Madrid, Spain; or by email to the address given in the “Right to Information” section of the “2023 General Meeting” page of the Company’s corporate website (www.bbva.com), following the instructions therein.

From the time of this calling, any shareholder may review at the registered office (Plaza de San Nicolás, 4, Bilbao, Spain) or on the Company’s corporate website (www.bbva.com), on the “2023 General Meeting” page, the full texts of the proposed resolutions submitted for the approval of the General Meeting and the directors’ reports on the agenda items where legally required, if so desired; the annual financial statements and management reports, both individual and consolidated, which include the non-financial information report of the Bank and its consolidated Group, and which will be submitted for the approval of the General Meeting, together with the corresponding statutory auditors’ reports; the Annual Corporate Governance Report for the 2022 financial year; the curriculum vitae, category (status) and mandatory proposals and reports on the re-election and appointment of directors proposed under agenda item Two; the Board of Directors’ report on the proposals submitted under agenda items Three and Five; the BBVA Directors’ Remuneration Policy, the approval of which is proposed under point Four, together with the corresponding report of the Remuneration Committee; and the Annual Report on BBVA Directors’ Remuneration, as well as the remaining legal documentation related to the General Meeting.

In addition, shareholders will have access to the reports of the directors and the independent expert/statutory auditor—who is appointed by the Commercial Registry and is distinct from the Company’s auditor—that have been issued since the previous General Meeting regarding the use of the delegation to issue contingently convertible securities (“CoCos”), which will also be presented to the General Meeting and which have been published and made available to shareholders at the time of their issuance.

Shareholders may request all the aforementioned documents be delivered or sent to them immediately and free of charge.

Likewise, between the time of publication of this calling and the General Meeting, all documents and information relating to the Annual General Shareholders’ Meeting will be available in the “2023 General Meeting” section of the Company’s corporate website (www.bbva.com).

ONLINE SHAREHOLDER FORUM

Pursuant to the provisions of Article 539.2 of the Corporate Enterprises Act, for the calling of the General Meeting, BBVA has set up an Online Shareholders Forum (hereinafter, the Forum) on the Company’s corporate website (www.bbva.com), for the legally established purpose, which individual shareholders and duly authorized voluntary associations of shareholders may access with due protections, in accordance with Article 539.4 of the Corporate Enterprises Act.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

The Forum may be used to publish proposals that are intended to be submitted as supplements to the agenda listed in the calling, requests to second these proposals, initiatives to achieve the percentage of votes required to exercise the minority right established by Law and offers or calls for voluntary proxies, in accordance with the instructions published on the Bank’s corporate website (www.bbva.com) for this calling.

The Forum is not a channel for communication between the Company and its shareholders and is intended solely to facilitate communication between BBVA shareholders for the calling of the General Meeting before it is held. As such, the Forum is not a channel to be used for attending the General Meeting remotely.

In order to prove their identity, shareholders who wish to access and use the Forum must have a passcode. In so doing, shareholders must follow the relevant rules and instructions provided on the “2023 General Meeting” section of the Bank’s corporate website (www.bbva.com).

To register in the Forum, shareholders who are electronic banking users may log on via the online banking web page (www.bbva.es), entering the same credentials they use to access the online banking website (www.bbva.es) and use its online banking features.

Shareholders who do not use electronic banking and shareholders who are legal persons, through their valid proxy, may register and obtain a passcode to log on to the Forum, through the Bank’s corporate website (www.bbva.com), under section “2023 General Meeting/Electronic Shareholder Forum”, by using their Electronic National Identity Document (DNIe) or their digital certificate for natural persons issued by the Royal Mint of Spain (Fábrica Nacional de Moneda y Timbre-Real Casa de la Moneda — FNMT-RCM) or, in the case of a legal person, their current and valid electronic certificate of legal person proxy.

SUSPENSION OF ELECTRONIC SYSTEMS

The Bank will not be liable for any damages that may be incurred by shareholders or their proxies as a result of any breakdowns, overloads, line failures, connection faults or similar events, beyond the Bank’s control, that may prevent the use of the tools created for shareholders to exercise their rights via remote means regarding the General Meeting.

The foregoing applies notwithstanding the adoption of the measures required in each situation, in particular when this is advisable or necessary for technical or security reasons, trying to ensure that shareholders or their proxies can exercise their rights.

GENERAL INFORMATION

Shareholders may consult the Company’s Bylaws and the General Meeting Regulations on the Company’s corporate website (www.bbva.com) for information relating to the General Meeting that is not provided in this notice.

Likewise, for more information, shareholders can contact the Shareholder Office at calle Azul, 4, 28050, Madrid, Spain, from 09:00 am to 06:00 pm, Monday through Friday; telephone the Shareholder Helpline at (+34) 91 224 98 21 from 08:00 am to 10:00 pm, Monday through Friday; or send an email to the mailbox: accionistas@bbva.com.

Shareholders are informed that the Company’s corporate website (www.bbva.com) will be kept up-to-date with the measures that may be taken for holding the General Meeting and may be of interest to shareholders or their representatives.

NOTARY PUBLIC AT THE GENERAL MEETING

The Board of Directors has resolved to require the presence of a notary public to record the minutes of the General Meeting, pursuant to article 203 of the Corporate Enterprises Act and article 101 of the Commercial Registry Regulations.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

PERSONAL DATA PROCESSING

In accordance with the provisions of Organic Law 3/2018, of 5 December, on Personal Data Protection and digital rights guarantee, BBVA will process the shareholder’s personal data and, where applicable, that of its proxy in accordance with the provisions of the document on processing of personal data which can be consulted at the following link: accionistaseinversores.bbva.com/PTDA. Rights to access, amend, oppose, suppress, transfer and limit processing may be exercised in accordance with the aforementioned document.

NOTE

Shareholders are informed that, in the event that, between the calling and the scheduled date for holding the Meeting, there are extraordinary circumstances—beyond the Company’s control—which make impossible holding the General Meeting at the planned venue referred to in this call notice, or at a different venue to the one initially envisaged within the same municipal district, the General Meeting would be held entirely remotely, this is, without the physical attendance of the shareholders or their proxies, in accordance with the means, timeframes and procedures already established in the “Remote Attendance” section of this call notice, supplemented by the additional requirements set forth in the applicable legal and statutory provisions applicable to this type of meetings, which have been published on the “2023 Annual General Meeting/Remote Attendance” section of the Company’s corporate website (www.bbva.com).

The Company, in this case, will inform shareholders, through the Company’s corporate website (www.bbva.com) and the daily press, as soon as it were reasonably possible, of the existing extraordinary circumstances and the measures adopted in relation to the holding of the General Meeting.

Shareholders are informed that the General Meeting will be streamed on the Company’s corporate website (www.bbva.com).

THE GENERAL MEETING IS SCHEDULED TO BE HELD, ON SECOND CALL, ON MARCH 17, 2023 AT THE TIME AND PLACE INDICATED, UNLESS SHAREHOLDERS ARE NOTIFIED OTHERWISE THROUGH THE DAILY PRESS AND THE BANK’S CORPORATE WEBSITE (www.bbva.com).

Bilbao, February 14, 2023, the General Secretary and Secretary of the Board of Directors.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM ONE OF THE ANNUAL GENERAL SHAREHOLDERS’ MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. TO BE HELD ON MARCH 17, 2023

1.1.

Approve, under the terms set out in the legal documentation, the individual and consolidated annual accounts and management reports of Banco Bilbao Vizcaya Argentaria, S.A. and of its Group for the financial year ending December 31, 2022.

Authorise the Chairman, Carlos Torres Vila, the General Secretary and Secretary to the Board of Directors, Domingo Armengol Calvo, and the Deputy Secretary to the Board of Directors, Amaya María Llovet Díaz, indistinctly and with powers of substitution, to file the individual and consolidated annual accounts, management reports and auditors’ reports of Banco Bilbao Vizcaya Argentaria, S.A. and of its Group, as well as to issue the corresponding certificates pursuant to Article 279 of the Corporate Enterprises Act and Article 366 of the Commercial Registry Regulations.

1.2.	Approve the individual and consolidated non-financial information report of Banco Bilbao Vizcaya Argentaria, S.A. and that of its Group for the financial year ending December 31, 2022.

Authorize the Chairman, Carlos Torres Vila, the General Secretary and Secretary of the Board of Directors, Domingo Armengol Calvo, and the Deputy Secretary of the Board of Directors, Amaya María Llovet Díaz, so that any of them, indistinctly and with powers of substitution, may complete, correct, formalize, publish, interpret, clarify, extend, develop or execute any of the documents indicated in the preceding paragraph.

1.3.

Approve the proposed allocation of profits of Banco Bilbao Vizcaya Argentaria, S.A. corresponding to 2022 in the amount of EUR 4,815,555,217.56 (four billion, eight hundred and fifteen million, five hundred and fifty-five thousand, two hundred and seventeen euros and fifty-six cents of euro), as follows:

●

The amount of EUR 2,592,950,122.52 (two billion, five hundred and ninety-two million, nine hundred and fifty thousand, one hundred and twenty-two euros and fifty-two cents of euro) to the payment of dividends, of which:

a)

EUR 723,613,987.68 (seven hundred and twenty-three million, six hundred and thirteen thousand, nine hundred and eighty-seven euros and sixty-eight cents of euro) has already been paid in full prior to this Annual General Meeting as an interim dividend on account of the 2022 dividend, in accordance with the resolution adopted by the Board of Directors at its meeting held on 28 September 2022; and

b)

the remaining EUR 1,869,336,134.84 (one billion, eight hundred and sixty-nine million, three hundred and thirty-six thousand, one hundred and thirty-four euros and eighty-four cents of euro) will be allocated to the payment of the final dividend for the year 2022 in a gross amount of EUR 0.31 (thirty-one cents of euro) per outstanding share of the Bank with the

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

right to participate in said distribution. Payment to shareholders will take place on 5 April 2023.

In this respect, it is resolved to ratify, insofar as necessary, the resolution adopted by the Board of Directors on 28 September 2022 approving the payment of the aforementioned amount as an interim dividend on account of the 2022 dividend.

●

The remaining profit, that is, the amount of EUR 2,222,605,095.04 (two billion, two hundred and twenty-two million, six hundred and five thousand, ninety-five euros and four cents of euro), will be allocated to the Company’s voluntary reserve funds.

1.4.	Approve the management of the Banco Bilbao Vizcaya Argentaria, S.A. Board of Directors for the financial year 2022.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM TWO OF THE ANNUAL GENERAL SHAREHOLDERS’ MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. TO BE HELD ON MARCH 17, 2023

On the basis of the proposal made by the Appointments and Corporate Governance Committee, the re-election of Raúl Catarino Galamba de Oliveira, Lourdes Máiz Carro and Ana Leonor Revenga Shanklin as members of the Board of Directors, with the status of independent directors, for the statutory three-year period, is submitted to the General Shareholders’ Meeting.

Following the favorable report of the Appointments and Corporate Governance Committee, the re-election of Carlos Vicente Salazar Lomelín, as member of the Board of Directors, with the status of other external director, for the statutory three-year period, is also submitted to the General Shareholders’ Meeting.

Likewise, following the proposal of the Appointments and Corporate Governance Committee, the appointment of Sonia Lilia Dulá as member of the Board of Directors, with the status of independent director, for the statutory period of three years, is submitted to the General Shareholders’ Meeting.

The proposed re-elections and appointment are accompanied by the report of the Board of Directors stipulated in article 529 decies of the Corporate Enterprises Act and, in the case of the proposal for the re-election of Carlos Vicente Salazar Lomelín, the favorable report of the Appointments and Corporate Governance Committee is also included. These reports have been made available to shareholders as of the date on which the convening notice of the General Meeting was made public.

  Consequently, the following proposals are submitted to the General Meeting:

2.1.

Re-elect Raúl Catarino Galamba de Oliveira, of legal age, Portuguese nationality and domiciled for these purposes at Calle Azul, 4, Madrid, as a member of the Board of Directors, with the status of independent director, for the statutory three-year period.

2.2.

Re-elect Lourdes Máiz Carro, of legal age, Spanish nationality and domiciled for these purposes at Calle Azul, 4, Madrid, as a member of the Board of Directors, with the status of independent director, for the statutory three-year period.

2.3.

Re-elect Ana Leonor Revenga Shanklin, of legal age, Spanish nationality and domiciled for these purposes at Calle Azul, 4, Madrid, as a member of the Board of Directors, with the status of independent director, for the statutory three-year period.

2.4.

Re-elect Carlos Vicente Salazar Lomelín, of legal age, Mexican nationality and domiciled for these purposes at Calle Azul, 4, Madrid, as a member of the Board of Directors, with the status of other external director, for the statutory three-year period.

2.5.

Appoint Sonia Lilia Dulá, of legal age, US nationality and domiciled for these purposes at Calle Azul, 4, Madrid, as a member of the Board of Directors, with the status of independent director, for the statutory three-year period.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

Pursuant to Paragraph 2 of Article 34 of the Bylaws, determination of the number of directors in the number resulting from the resolutions adopted under this item of the agenda, which will be reported to the Annual General Meeting for all due effects.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM THREE OF THE ANNUAL GENERAL SHAREHOLDERS’ MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. TO BE HELD ON MARCH 17, 2023

One.- Approve the share capital reduction of Banco Bilbao Vizcaya Argentaria, S.A. (the “Company” or “BBVA”) by up to a maximum amount of 10% of the share capital on the date of this resolution (this is, by up to a maximum nominal amount of EUR 295,475,711.64 (two hundred and ninety-five million, four hundred and seventy-five thousand, seven hundred and eleven euros and sixty-four euro cents), corresponding to 603,011,656 (six hundred and three million, eleven thousand, six hundred and fifty-six) shares with a nominal value of EUR 0.49 (forty-nine euro cents), subject to obtaining, where appropriate, the corresponding regulatory authorizations, through the redemption of own shares acquired derivatively by BBVA by virtue of the authorization granted by the BBVA General Shareholders’ Meeting held on 18 March 2022 under item six of the agenda, through any mechanism whose objective or purpose is redemption, all in compliance with the provisions of the legislation or regulations in force, as well as with any limitations that any competent authorities may establish. The implementation period of this resolution will end on the date of the next Annual General Shareholders’ Meeting, being rendered null and void from that date in respect of the amount not executed.

The final figure for the share capital reduction will be set by the Board of Directors, within the maximum amount referred to above, based on the final number of shares that are purchased and that the Board of Directors decides to redeem in line with the delegation of powers approved below.

The share capital reduction does not involve the repayment of shareholder contributions as the Company itself holds the shares to be redeemed, and the share capital reduction will be recorded as a charge to unrestricted reserves by provision of a restricted reserve for redeemed share capital in the amount equal to the nominal value of the shares redeemed, which may be disposed of only under the same requirements as those stipulated for the share capital reduction, as provided for in Article 335 c) of the Corporate Enterprises Act, by which the Company’s creditors will not be entitled to exercise their right of opposition set forth in Article 334 of the Corporate Enterprises Act.

To confer authority on the Board of Directors, in the broadest terms, authorizing it to subdelegate to the Executive Committee (which in turn, has subdelegation powers); to the Chairman of the Board of Directors; to the Chief Executive Officer; and to any other person to whom the Board explicitly grants powers to this effect, in order to totally or partially execute the aforementioned share capital reduction, on one or more occasions, within the established timeframe and in the manner it deems most appropriate, with the power to, in particular and without limitation:

(i)

Determine the number of shares to be redeemed in each execution, deciding whether or not to execute the resolution in whole or in part if no own shares are finally repurchased for the purpose of being redeemed or if, having been repurchased for that purpose, (a) they have not been purchased, on one or more occasions, in a sufficient number to reach 10% of the share capital limit on the date of this resolution; or (b) market conditions, Company circumstances or any event of social or economic importance make it advisable for reasons of

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

corporate interest or prevent its execution; notifying of this decision in any case to the next Annual General Shareholders’ Meeting.

(ii)

Declare closed each of the executions of the share capital reduction finally agreed, setting, as appropriate, the final number of shares to be redeemed in each execution and, therefore, the amount by which the Company’s share capital must be reduced in each execution, in accordance with the limits established in this resolution.

(iii)	Redraft the article of the Bylaws governing the share capital so that it reflects the new share capital figure and the number of outstanding shares after each approved share capital reduction.

(iv)

Request, as appropriate, the delisting of the shares to be redeemed by virtue of this delegation in official or unofficial, regulated or unregulated, organized or not, domestic or foreign secondary markets, taking such steps and actions as may be necessary or advisable for this purpose before the relevant public and/or private bodies, including any action, declaration or management before any competent authority in any jurisdiction, including, but not limited to, the United States of America for the delisting of the shares represented by ADSs (American Depositary Shares).

(v)

Execute all public and/or private documents, and to enter into as many acts, legal transactions, contracts, declarations and operations that may be necessary or advisable to carry out each execution of the approved share capital reduction.

(vi)

Publish as many announcements as may be necessary or appropriate regarding the share capital reduction and each of its executions, and carry out any actions required for the effective redemption of the shares referred to in this resolution.

(vii)

Set the terms and conditions of the reduction in any matters not provided in this resolution, as well as to carry out any procedures and formalities required to obtain the consents and authorizations required for the effectiveness of this resolution.

Two.- Nullify, for the unused part, the resolution adopted by the Annual General Shareholders’ Meeting held on 18 March 2022, under item seven of the agenda.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTION UNDER AGENDA ITEM FOUR OF THE ANNUAL GENERAL SHAREHOLDERS’ MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. TO BE HELD ON MARCH 17, 2023

As laid down in Article 529 novodecies of the Spanish Corporate Enterprises Act, approve the Directors’ Remuneration Policy of Banco Bilbao Vizcaya Argentaria, S.A. (the “Policy”) to be applied as from the date of its approval (hence, for 2023 financial year) and throughout the following three financial years (i.e., during 2024, 2025 and 2026 financial years), whose text together with the specific report of the Remuneration Committee and the remaining documentation pertaining to the General Meeting, was made available to the shareholders as of the date on which this General Meeting was convened.

The approval of this new Policy includes, as established therein, the approval of (i) an increase of the maximum number of shares to be delivered, where appropriate, to non-executive directors, in execution of the fixed remuneration system with deferred delivery of BBVA shares, in 800,000 (eight hundred thousand) additional shares with respect to the number of shares approved by the General Shareholders’ Meeting of April 20, 2021; and (ii) the allocation of a maximum number of 8,000,000 (eight million) BBVA shares to be delivered (directly or through instruments linked to shares, such as, for instance, options), where appropriate, to executive directors in execution of the payment rules of the annual variable remuneration that apply to them. All this, in the terms set forth in the Policy.

Likewise, authorize the Board of Directors, with express subdelegation powers, to the fullest extent required by law to interpret, elaborate, enter into and implement this resolution, adopting as many agreements and signing as many public or private documents as may be necessary or appropriate for its full effect, including adapting the Policy when necessary and at the proposal of the Remunerations Committee to any circumstances that may arise, the rules set forth in applicable law, recommendations or best practices on the subject and to the specific requirements set by supervisors, or by any other competent authority, including, but not limited to, any stock exchange, domestic or otherwise, provided that this does not imply a substantial change in its terms and conditions that, in accordance with applicable laws, should be newly submitted to consideration by the General Meeting; and, in particular, to:

a)

Develop and establish the specific terms and conditions of the remuneration systems for non-executive directors and executive directors as regards any matters not laid down in the Policy, specifically including, but not limited to, designating beneficiaries, performing actions related to new directors and departures, resolving the vesting and settlement of the remuneration, as well as the terms thereof, establishing cases for early consolidation and settlement, as the case may be, and confirming compliance with any applicable terms and conditions to which this vesting and settlement is subject.

b)

Adapt the content and terms and conditions of the Policy to any corporate transactions or exceptional circumstances that may arise while it is in force, either in connection with Banco Bilbao Vizcaya Argentaria, S.A. or the companies of its Group, or, in the case of the remuneration system for executive directors, in connection with the indicators selected to determine their variable remuneration

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

or with the banks comprising the reference group for the TSR indicator, as applicable, such that it remains under equivalent terms and conditions.

c)

Adapt the content of the Policy to any requirements, observations or requests that the competent supervisors may make and, specifically, make adjustments to the percentages and deferral periods of the annual variable remuneration applicable to the executive directors of Banco Bilbao Vizcaya Argentaria, S.A., as well as to the withholding period for shares or instruments, or to the rules established for its calculation.

d)

Approve and establish as many developments as may be necessary to ensure the applicability of the variable remuneration reduction and recovery clauses established in the Policy and their compliance with applicable regulations, including, but not limited to, establishing and implementing the the recoupment policy that may be necessary to comply with the listing standard approved by the New York Stock Exchange (“New York Stock Exchange” and “NYSE Listing Standard”, respectively) in development of Section 10D of the Securities Exchange Act of 1934 (the “Dodd-Frank Recoupment Policy”), as well as with any other regulations or requirements that are applicable to Banco Bilbao Vizcaya Argentaria, S.A. at any given time.

e)	Authorize the award of counterparty and liquidity contracts with any financial institutions that it freely designates, under the terms and conditions it deems appropriate.

f)	Generally, perform as many actions or sign as many documents as may be required or appropriate to ensure the validity, effectiveness, implementation, elaboration and execution of the Policy.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTION UNDER AGENDA ITEM FIVE OF THE ANNUAL GENERAL SHAREHOLDERS’ MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. TO BE HELD ON MARCH 17, 2023

For the purposes of the provisions of Article 34.1 g) of Act 10/2014 of June 26, on the regulation, supervision and solvency of credit institutions, to approve a maximum level of variable remuneration of up to 200% of the fixed component of total remuneration for a group of employees whose professional activities have a material impact on the risk profile of Banco Bilbao Vizcaya Argentaria, S.A. (the “Bank”) or its Group, enabling subsidiaries of the Bank to likewise apply said maximum level to their professionals, pursuant to the Report issued in this regard by the Board of Directors of the Bank on February 9, 2023, and which has been made available to shareholders as of the date on which this General Meeting was convened.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM SIX OF THE ANNUAL GENERAL SHAREHOLDERS’ MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. TO BE HELD ON MARCH 17, 2023

Authorize the Board of Directors, with express substitution powers in favor of the Executive Committee or to the director or directors it deems convenient, as well as to any other person whom the Board expressly empowers for the purpose, the necessary powers, as broad as required under law, to establish, interpret, clarify, complete, modify, correct, develop and execute, when they deem most convenient, each of the resolutions adopted by this General Meeting; to draw up and publish the notices required by law; and to perform the necessary proceedings as may be necessary to obtain the due authorizations or filings from the Bank of Spain; the European Central Bank; Ministries, including the Ministry of Tax and the Ministry of Economy Affairs and Digital Transformation; the National Securities Market Commission; the entity in charge of the recording of book entries; the Commercial Registry; or any other national or foreign public or private body.

Additionally, authorize the Chairman, Carlos Torres Vila; the General Secretary and Secretary of the Board, Domingo Armengol Calvo; and the Deputy Secretary of the Board, Amaya María Llovet Díaz so that any of them, indistinctively, may perform such acts as may be appropriate to implement the resolutions adopted by this General Meeting, in order to file them with the Commercial Registry and with any other registries, including in particular, and among other powers, that of appearing before any Notary Public to execute the public deeds and notarized documents necessary or advisable for such purpose, correct, ratify, interpret or supplement what has been resolved and formalize any other public or private document that may be necessary or advisable to execute and fully register the resolutions adopted, without needing a new General Meeting resolution, and to make the mandatory deposit of the individual and consolidated annual financial statements in the Commercial Registry.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTION UNDER AGENDA ITEM SEVEN OF THE ANNUAL GENERAL SHAREHOLDERS’ MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. TO BE HELD ON MARCH 17, 2023

Approve, on a consultative basis, the Annual Report on the Remuneration of Directors of Banco Bilbao Vizcaya Argentaria, S.A. corresponding to financial year 2022, which has been made available to shareholders, together with the remaining documents related to the General Meeting, as of the date on which the General Meeting was convened.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

Raúl Catarino Galamba de Oliveira Independent director

Born in 1964

Portuguese nationality

Graduate of Mechanical Engineering from IST (Instituto Superior Técnico — School of Engineering and Technology), Portugal

Master of Science (MS) in Mechanical Engineering-Systems from IST, Portugal

Master’s degree (MBA) from the Nova School of Business and Economics, Portugal

Professional experience:

1987 - 1990	Lecturer and researcher in Control Systems at the Instituto Técnico Superior of the Technical University of Lisbon

Lecturer and researcher in Computer Science at the Catholic University of Portugal, in Lisbon

1990 – 2017	McKinsey & Company

Partner since 1995 – European practice of Financial Services Director since 2000 – Global practice of Financial Services

Other managerial responsibilities:

Managing Partner for Spain and Portugal (2005–2011)

Managing Partner of the Global Risks practice (2013–2016)

Member of the Global Shareholders Council (2005–2011)

Member of the Partner Election and Evaluation Committees (2001–2017)

Member of the Remuneration Committee (2005–2013)

Chair of the Global Learning Board (2006–2011)

Chair of the Editorial Board of “McKinsey on Risk” (2014–2017)

Other positions held:

Since 2017	José de Mello Saúde (member of the Board of Directors)

Since 2019	José de Mello Capital (member of the Board of Directors)

Since 2020	CTT – Correios de Portugal (independent Chair of the Board of Directors)

Appointed director of BBVA on 13 March 2020 and is Lead Director since 28 April 2022.

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This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

Lourdes Máiz Carro Independent director

Born in 1959

Spanish nationality

Holds degrees in Law and Philosophy and Education Sciences from the Complutense University of Madrid, and a PhD in Philosophy

Extraordinary Bachelor of Philosophy Award and Extraordinary PhD Award

Professional experience:

1982-1987	Researcher at the Faculty of Philosophy at the Complutense University of Madrid, where she taught classes in Metaphysics and Theory of Knowledge.

1992-1993	Became an Attorney for the State and practised law at the Spanish Ministry of Public Administration.

1993-2001

Held various positions in Public Administration in Spain: Director of the Cabinet of the Assistant Secretary of Public Administration; Director of the Cabinet of the Assistant Secretary of Education; General Director of Administrative Organisation, Personnel and IT (Ministry of Public Administration); General Director of the Sociedad Estatal de Participaciones Patrimoniales (SEPPA) within the Ministry of Economy and Finance; and Technical Secretary General of the Ministry of Agriculture, Fisheries and Food.

2001-2016	Secretary of the Board of Directors and Director of Legal Services at Iberia, Líneas Aéreas de España.

She has been a director at several companies, including RENFE, GIF (Gerencia de Infraestructuras Ferroviarias — Railway Infrastructure Administrator, now ADIF), the ICO (Instituto de Crédito Oficial — Official Credit Institution), INISAS Compañía de Seguros y Reaseguros, S.A., Aldeasa, Almacenaje y Distribución and Banco Hipotecario.

Appointed as a BBVA director on 14 March 2014.

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This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

Ana Leonor Revenga Shanklin Independent director

Born in 1963

Spanish nationality

BA in Economics and Mathematics, magna cum laude, Wellesley College, USA. MA and PhD in Economics from Harvard University, USA. Human Rights certification, Faculty of Law, University of Geneva, Switzerland

Professional experience:

1986-1990	Researcher on the Labour Studies Programme at the National Bureau of Economic Research, USA

1992-1994	Economist, Office of Monetary and Financial Studies, Bank of Spain

1993-1994	Professor of International Economics at the Centre for Monetary and Financial Studies (CEMFI), Spain

World Bank

1994-2014

Technical and management positions at the institution, held in East Asia and Pacific, Europe and Central Asia, Latin America and the Caribbean region. Until June 2014, she was Director of Human Development in Europe and Central Asia (as well as Acting Vice President for Poverty Reduction and Economic Management)

2014-2016	Senior Director, Global Poverty & Equity

2016-2017	Deputy Chief Economist

Other positions held:

2017-2020	Associate Researcher at the German Development Institute, Bonn, Germany

Since 2018	Non-resident Senior Fellow at The Brookings Institution, USA

Since 2018	Chair of the Board of Trustees of the ISEAK Foundation

2019 - 2021	Associate Professor at the Walsh School of Foreign Service, Georgetown University, USA

Since 2019	Member of the Board of Trustees of the BBVA Microfinance Foundation

Since 2019	Member of the Advisory Council of ESADE EcPol - Center for Economic Policy and Political Economy, Madrid, Spain

Appointed as a BBVA director on 13 March 2020.

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This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

Carlos Vicente Salazar Lomelín External director
Born in 1951 Mexican nationality Bachelor of Economics and postgraduate studies in Business Administration at the Monterrey Institute of Technology and Higher Education Professional experience:

1973-2019	Grupo Fomento Económico Mexicano S.A.B. de C.V. (Femsa)

General Manager of Cervecería Cuauhtémoc-Moctezuma, Manager of Coca Cola Femsa and General Manager of Femsa

Other positions held:

Since 2017	Independent director at Sukarne, S.A. de C.V.

Since 2019	Independent director of Alsea, S.A.B. de C.V.

Since 2022	Independent director of CYDSA Corporativo, S.A. de C.V.

Mr. Salazar actively participates in various educational institutions and social and business organisations and forums. Of particular note is his experience as professor of economics for more than 40 years at the Monterrey Institute of Technology and Higher Education, where he is, at present, Chair of the Business Schools. He has also been Chair of Mexico’s Business Coordinating Council (Consejo Coordinador Empresarial de México).

He is currently a director at Grupo Financiero BBVA México, S.A. de C.V., and BBVA México, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA México.

He was appointed director of BBVA on 13 March 2020.

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This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

Sonia Lilia Dulá Independent director

Born in 1961

Mexican and US nationality

B.A. in Economics, magna cum laude, Harvard University, USA, and MBA in Finance from Stanford Graduate School of Business, USA

Professional experience:

1982-1984	Analyst at Petróleos Mexicanos (Pemex)

1986-1995	Goldman Sachs Group: Executive Director and Vice President of Equity Capital Markets for Latin America

1994-1994	Director of Terrum Group

1996-1999	CEO of Telemundo Group

1999-2000	Co-founder and CEO of Internet Group do Brasil

2000-2001	Founder and CEO of Obsidiana

2002-2006	CEO of Grupo Latino de Radio

2007-2018	Bank of America Merrill Lynch

Head of Corporate & Investment Banking for Latin America Head of Wealth Management for Latin America Vice President of Global Corporate and Investment Banking for Latin America

She is currently an independent director of Huntsman Corporation, Acciona and Acciona Energía and a life member of the Council on Foreign Relations. She is also chair of the board of asset management company Bestinver and sits on the international advisory board of Banco Itaú, positions she will relinquish before taking up her duties as a director of the Bank.

She has sat on the boards of Grupo Prisa, Millicom, Hemisphere Media, Council of the Americas, Women’s World Banking, and The Adrienne Arsht Center for the Performing Arts in Miami. She has also been a member of the Young Presidents Organization (YPO) and the Bank of America Global Diversity and Inclusion Council.

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This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: February 14, 2023	By: /s/ Domingo Armengol Calvo

Name: Domingo Armengol Calvo

Title: Corporate Secretary and Secretary of the Board of Directors